

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via E-mail
Mr. Brad Pyatt
Chief Executive Officer
MusclePharm Corporation
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re:** **MusclePharm Corporation**
> **Registration Statement on Form S-1**
> **Filed December 9, 2011**
> **File No. 333-178427**

Dear Mr. Pyatt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

1. We note that your registration statement indicates that the Equity Purchase Agreement dated November 4, 2011 by you and Southridge Partners II, LP has been filed as Exhibit 10.8. However, it does not appear that agreement has been filed with this registration statement. Please file the agreement with your next amendment. We may have further comment based upon our review of the agreement.

   Similarly, it does not appear that Exhibits 4.2, 4.3, or 10.9 have been filed with the registration statement. Please file these agreements with your next amendment, or incorporate these agreements by reference from a previous filing.

2. If true, please expand your filing to state that the investor's obligations under the equity line agreement are not transferable.

3. Please expand your filing to include a discussion of the following risk factors:

    - A discussion of the likelihood that the company will have access to the full amount available to it under the equity line, and
    - If Southridge Partners intends on engaging in short selling activities, including selling during the pricing period, please discuss the effects of short selling on the company's market price.

4. Please also provide disclosure to the Plan of Distribution section of your registration statement regarding short selling and any other hedging activities that Southridge Partners has engaged in or may engage in with respect to the company's securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Joseph Lucosky
        Lucosky Brookman LLP
        33 Wood Avenue South, 6th Floor
        Iselin, NJ 08830